Rule 424(b)(3)

SEC File No. 333-127532

Prospectus Supplement No. 13 dated July 26, 2006
To Prospectus dated August 26, 2005

SYNTHETIC BLOOD INTERNATIONAL, INC.
Up to 21,909,866 Common Shares

This prospectus relates to the offer and sale, from time to time, of shares of our common stock by the selling security holders listed on page 11 of the prospectus, or their transferees. The selling security holders may sell up to 21,909,866 shares of our common stock, including up to 13,453,813 shares of common stock underlying convertible debentures in the aggregate principal amount of $1,849,998 and up to 8,456,053 shares issuable upon the exercise of common stock purchase warrants that have an exercise price of $0.242 per share. The principal amount of the convertible debentures outstanding at any given time is convertible into our common stock at the option of the holders at the rate of $0.22 of principal per share. The convertible debentures will be repaid in equal monthly installments beginning November 11, 2005, and such payments may, at our election and subject to certain conditions, be made with our common stock priced at the lower of $0.22 or 80 percent of the volume weighted average price for the common stock over the five trading days prior to the payment date.

The selling security holders may sell common stock from time to time at the prevailing market price or in negotiated transactions. The selling security holders may be deemed underwriters of the shares of common stock that they are offering. We will pay the expenses of registering these shares.

Synthetic Blood will receive the proceeds from exercise of the common stock purchase warrants, but will not receive any proceeds or benefit from the resale of the shares by the selling security holders.

Quotations for our common stock are reported on the OTC Bulletin Board under the symbol “SYBD.” On July 21, 2006, the closing bid price for our common stock was $0.14 per share.

Our annual report on Form 10-K for the year ended April 30, 2005 is presented as part of the prospectus dated August 26, 2005. A copy of our quarterly report on Form 10-Q for the interim period ended July 31, 2005 is presented with Supplement No. 1 dated September 27, 2005. A copy of our quarterly report on Form 10-Q for the interim period ended October 31, 2005 is presented with Supplement No. 4 dated December 16, 2005. A copy of our quarterly report on Form 10-Q for the interim period ended January 31, 2006, is presented in Supplement No. 8. The mailing address and telephone number of our executive office are:

Synthetic Blood International, Inc.
3189 Airway Avenue, Building C
Costa Mesa, CA 92626
(714) 427-6363

________________

See “Risk Factors” beginning on page 5 of the prospectus dated August 26, 2005, for information you should consider before you purchase shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Notice About Information Presented In This Supplement

—	This supplement may be used by the Selling Security Holders to offer their shares only if accompanied by the prospectus dated August 26, 2005 and Supplement No. 1 to the prospectus dated September 27, 2005, Supplement No. 2 dated October 28, 2005, Supplement No. 3 dated November 28, 2005, Supplement No. 4 dated December 16, 2005, Supplement No. 5 dated December 30, 2005, Supplement No. 6 dated January 27, 2006, Supplement No. 7 dated February 24, 2006, Supplement No. 8 dated March 20, 2006, Supplement No. 9 dated March 24, 2006, Supplement No. 10 dated April 26, 2006, Supplement No. 11 dated May 26, 2006, and Supplement No. 12 dated June 27, 2006.
—	This supplement provides information that supersedes, or is in addition to, information presented in the prospectus. If there is any difference between the information presented in this supplement and the information contained in the prospectus, you should rely on the information in this supplement.
—	You should rely only on the information provided in this supplement and the prospectus. We have not authorized anyone to provide you with different information.
—	We do not claim the information contained in this supplement or the accompanying prospectus is accurate as of any date other than the dates on their respective covers.

Forward-looking Statements

You should carefully consider the risk factors set forth in the prospectus, as well as the other information contained in this supplement and the prospectus. This supplement and the prospectus contain forward-looking statements regarding events, conditions, and financial trends that may affect our plan of operation, business strategy, operating results, and financial position. You are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Actual results may differ materially from those included within the forward-looking statements as a result of various factors. Cautionary statements in the “Risk Factors” and “Management’s Discussion and Analysis of Operating Results and Financial Condition” sections of our quarterly report on Form 10-Q, annual report on Form 10-K, and the prospectus identify important risks and uncertainties affecting our future, which could cause actual results to differ materially from the forward-looking statements made in this supplement and the prospectus.

Selling Security Holders

On April 19, 2006, Palisades Master Fund LP converted the remaining outstanding balance of its convertible debentures to shares of Synthetic Blood common stock, so the debenture issued to Palisades Master fund in the original principal amount of $857,142 was retired. Synthetic Blood issued a total of 4,877,067 shares of common stock at an average price of $0.176 per share through monthly payments and voluntary conversions by Palisades Master Fund to pay the convertible debenture in full. Palisades Master Fund continues to hold warrants to purchase up to 3,896,100 common shares of Synthetic Blood at an exercise price of $0.242 per share that expire in July 2008.

As of the date hereof, Synthetic Blood has issued 1,227,882 shares of common stock to Crescent International Ltd. on monthly payments and voluntary conversion of the convertible debenture in the principal amount of $399,999.60. The balance of the convertible debenture that remains outstanding is $250,000, and Crescent International continues to hold warrants to purchase up to 1,818,160 common shares of Synthetic Blood at an exercise price of $0.242 per share that expire in July 2008. As of the date hereof, Synthetic Blood has issued 2,796,681 shares of common stock to Bristol Investment Fund, Ltd., on monthly payments and voluntary conversion of the convertible debenture in the principal amount of $592,856.55. The balance of the convertible debenture that remains outstanding is $155,642, and Bristol Investment Fund continues to hold warrants to purchase up to 2,694,803 common shares of Synthetic Blood at an exercise price of $0.242 per share that expire in July 2008.

Monthly payments of principal on the debentures total approximately $29,785.69. Synthetic Blood may make monthly payments of principal with cash or with stock priced at the lower of $0.22 or 80 percent of the volume weighted average price for our common stock over the five trading days prior to the payment date. We are required to give 45 days advance notice of the exercise of our election to use stock, which was given for the two monthly payments due in 2005, and all the monthly payments due in 2006 through the payment due in September 2006. At the time notice is given we are obligated to make advance payment of the monthly installment using the $0.22 per share payment rate, which means we issued 135,391 additional shares on the notice in July 2006. If 80 percent of the volume weighted average price for our common stock over the five trading days prior to the payment date is less than $0.22 per share, we are required to issue additional shares based on this lower price per share to make the monthly payment in full. Assuming we continue to satisfy the conditions under the convertible debentures for using our common stock to pay the monthly installments, we expect we will continue to exercise our option each month to do so and apply our available cash to operations.